

August 9, 2011

Summer Infant, Inc.
Joseph Driscoll, Chief Financial Officer
1275 Park East Drive
Woonsocket, RI 02895

> **Re: Summer Infant, Inc.**
> **Form 10-K for the year ended December 31, 2010 filed March 22, 2011**
> **Definitive Proxy Statement filed April 29, 2011**
> **File No. 1-33346**

Dear Mr. Driscoll:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Summary of Critical Accounting Policies and Estimates, page 14

Impairment of long-lived assets, goodwill and other intangible assets, page 15

1.   We note that goodwill impairment may be significant to your results of operations and equity. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value, please identify and provide the following disclosures in future filings:
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - A description of the material assumptions that drive estimated fair value.
   - A discussion of any uncertainties associated with each key assumptions
   - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that the estimated fair value substantially exceed the carrying value of your reporting unit, please disclose that determination in future filings. Reference Item 303 of Regulation S-K

Non-GAAP Discussion, page 18

Reconciliation of Income before Interest to unaudited Adjusted EBITDA, page 19

2.   We note that you have reconciled income before interest to Adjusted EBTIDA. In future periodic filings please reconcile Adjusted EBITDA to the most comparable GAAP measure, Net Income. Please refer to the question 103.02 of the SEC's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures updated July 8, 2011.

Certifications

3.   In future filings, please provide certifications in the exact form as called for by Item 601(b)(31) of Regulation S-K. We note that in paragraph 4(d) you omitted "the registrant's fourth fiscal quarter in the case of an annual report" and omitted in paragraph 5 "or persons performing the equivalent functions."

Definitive Proxy Statement filed April 29, 2011

Summary Compensation Table, page 15

4.   Although footnote (1) states that the amounts shown in the bonus column for 2010 reflect amounts earned in 2010 and paid in 2011, no amounts are shown in the bonus column. Please advise.

Annual Incentive Bonus, page 16

5.   In future filings, please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the summary compensation table. Specify the EBITDA and other targets for funding the annual incentive bonus pool; what the target bonus payout is for each named officer; and to what extent each named executive officer met, exceeded, or failed to meet the corporate financial targets and individual performance goals. Please refer to Item 402(o) of Regulation S-K.

Long-Term Incentive Awards, page 16

6.   In future filings, identify the compensation peer group used by the compensation committee to target long term incentive awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior counsel, at (202) 551-3728, Craig E. Slivka, Special Counsel, at (202) 551-3729 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief